

Mail Stop 3561

August 4, 2017

Ronald J. Domanico
Executive Vice President and Chief Financial Officer
The Brink's Company
1801 Bayberry Court
Richmond VA 23226

> **Re: The Brink's Company**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-09148**

Dear Mr. Domanico:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Non-GAAP Reconciled to GAAP, page 37

1. Please revise this presentation to include reconciling items within the reconciliations rather than cross-referencing to other tables within your filing.

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation, page 69

2. On page 28, you disclose management's inability to allocate, generate, or redeploy resources in-country or globally with respect to your Venezuela operations. In addition, you cite other factors related to Venezuela including:

    - Continued inability to repatriate cash to redeploy to other operations or dividend to shareholders;
    - Highly inflationary environment;

- Fixed exchange rate policy;
- Continued currency devaluations; and
- Difficulty raising prices and controlling costs.

Please tell us what consideration you gave to accounting for your Venezuelan operations by method other than consolidation. Refer to ASC 810-10-15-10(a)(1)(iii) and 830-20-30-2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 if you have questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure